UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Helicos BioSciences Corporation

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

42326R109

(CUSIP Number)

Atlas Venture

Attention: Frank Castellucci

890 Winter Street, Suite 320

Waltham, MA 02451

781-622-1700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 23, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42326R109

1.	Names of Reporting Persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Atlas Venture Fund V, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 11,608,456 shares and 5,172,417 shares issuable upon the exercise of warrants

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 11,608,456 shares and 5,172,417 shares issuable upon the exercise of warrants

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,608,456 shares and 5,172,417 shares issuable upon the exercise of warrants

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.33%**

14.	Type of Reporting Person (See Instructions) PN

**   See Item 6 below. The exercise of certain warrants to acquire shares of Common Stock of the Company is subject to a 19.9% exercise cap.

CUSIP No. 42326R109

1.	Names of Reporting Persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Atlas Venture Entrepreneurs’ Fund V, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 11,608,456 shares and 5,172,417 shares issuable upon the exercise of warrants

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 11,608,456 shares and 5,172,417 shares issuable upon the exercise of warrants

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,608,456 shares and 5,172,417 shares issuable upon the exercise of warrants

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.33%**

14.	Type of Reporting Person (See Instructions) PN

**   See Item 6 below. The exercise of certain warrants to acquire shares of Common Stock of the Company is subject to a 19.9% exercise cap.

CUSIP No. 42326R109

1.	Names of Reporting Persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Atlas Venture Fund VI, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 11,608,456 shares and 5,172,417 shares issuable upon the exercise of warrants

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 11,608,456 shares and 5,172,417 shares issuable upon the exercise of warrants

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,608,456 shares and 5,172,417 shares issuable upon the exercise of warrants

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.33%**

14.	Type of Reporting Person (See Instructions) PN

**   See Item 6 below. The exercise of certain warrants to acquire shares of Common Stock of the Company is subject to a 19.9% exercise cap.

CUSIP No. 42326R109

1.	Names of Reporting Persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Atlas Venture Entrepreneurs’ Fund VI, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 11,608,456 shares and 5,172,417 shares issuable upon the exercise of warrants

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 11,608,456 shares and 5,172,417 shares issuable upon the exercise of warrants

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,608,456 shares and 5,172,417 shares issuable upon the exercise of warrants

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.33%**

14.	Type of Reporting Person (See Instructions) PN

**   See Item 6 below. The exercise of certain warrants to acquire shares of Common Stock of the Company is subject to a 19.9% exercise cap.

CUSIP No. 42326R109

1.	Names of Reporting Persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Atlas Venture Fund VI GmbH & Co. KG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 11,608,456 shares and 5,172,417 shares issuable upon the exercise of warrants

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 11,608,456 shares and 5,172,417 shares issuable upon the exercise of warrants

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,608,456 shares and 5,172,417 shares issuable upon the exercise of warrants

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.33%**

14.	Type of Reporting Person (See Instructions) PN

**   See Item 6 below. The exercise of certain warrants to acquire shares of Common Stock of the Company is subject to a 19.9% exercise cap.

CUSIP No. 42326R109

1.	Names of Reporting Persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Atlas Venture Associates V, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 11,608,456 shares and 5,172,417 shares issuable upon the exercise of warrants

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 11,608,456 shares and 5,172,417 shares issuable upon the exercise of warrants

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,608,456 shares and 5,172,417 shares issuable upon the exercise of warrants

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.33%**

14.	Type of Reporting Person (See Instructions) PN

**   See Item 6 below. The exercise of certain warrants to acquire shares of Common Stock of the Company is subject to a 19.9% exercise cap.

CUSIP No. 42326R109

1.	Names of Reporting Persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Atlas Venture Associates VI, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 11,608,456 shares and 5,172,417 shares issuable upon the exercise of warrants

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 11,608,456 shares and 5,172,417 shares issuable upon the exercise of warrants

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,608,456 shares and 5,172,417 shares issuable upon the exercise of warrants

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.33%**

14.	Type of Reporting Person (See Instructions) PN

**   See Item 6 below. The exercise of certain warrants to acquire shares of Common Stock of the Company is subject to a 19.9% exercise cap.

CUSIP No. 42326R109

1.	Names of Reporting Persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Atlas Venture Associates V, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 11,608,456 shares and 5,172,417 shares issuable upon the exercise of warrants

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 11,608,456 shares and 5,172,417 shares issuable upon the exercise of warrants

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,608,456 shares and 5,172,417 shares issuable upon the exercise of warrants

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.33%**

14.	Type of Reporting Person (See Instructions) CO

**   See Item 6 below. The exercise of certain warrants to acquire shares of Common Stock of the Company is subject to a 19.9% exercise cap.

CUSIP No. 42326R109

1.	Names of Reporting Persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Atlas Venture Associates VI, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 11,608,456 shares and 5,172,417 shares issuable upon the exercise of warrants

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 11,608,456 shares and 5,172,417 shares issuable upon the exercise of warrants

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,608,456 shares and 5,172,417 shares issuable upon the exercise of warrants

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.33%**

14.	Type of Reporting Person (See Instructions) CO

**   See Item 6 below. The exercise of certain warrants to acquire shares of Common Stock of the Company is subject to a 19.9% exercise cap.

CUSIP No. 42326R109

1.	Names of Reporting Persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Axel Bichara

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 11,608,456 shares and 5,172,417 shares issuable upon the exercise of warrants

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 11,608,456 shares and 5,172,417 shares issuable upon the exercise of warrants

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,608,456 shares and 5,172,417 shares issuable upon the exercise of warrants

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.33%**

14.	Type of Reporting Person (See Instructions) IN

**   See Item 6 below. The exercise of certain warrants to acquire shares of Common Stock of the Company is subject to a 19.9% exercise cap.

CUSIP No. 42326R109

1.	Names of Reporting Persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jean-Francois Formela

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 11,608,456 shares and 5,172,417 shares issuable upon the exercise of warrants

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 11,608,456 shares and 5,172,417 shares issuable upon the exercise of warrants

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,608,456 shares and 5,172,417 shares issuable upon the exercise of warrants

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.33%**

14.	Type of Reporting Person (See Instructions) IN

**   See Item 6 below. The exercise of certain warrants to acquire shares of Common Stock of the Company is subject to a 19.9% exercise cap.

CUSIP No. 42326R109

1.	Names of Reporting Persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Christopher Spray

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 11,608,456 shares and 5,172,417 shares issuable upon the exercise of warrants

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 11,608,456 shares and 5,172,417 shares issuable upon the exercise of warrants

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,608,456 shares and 5,172,417 shares issuable upon the exercise of warrants

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.33%**

14.	Type of Reporting Person (See Instructions) IN

**   See Item 6 below. The exercise of certain warrants to acquire shares of Common Stock of the Company is subject to a 19.9% exercise cap.

CUSIP No. 42326R109

Item 1.	Security and Issuer

The class of equity security to which this statement on Schedule 13D relates is the common stock, par value $0.001 per share (the “Common Stock”) of Helicos BioSciences Corporation, a corporation organized under the laws of the state of Delaware (the “Company”). The address of the principal executive offices of the Company is One Kendall Square, Building 700, Cambridge, MA 02139. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background
(a) Name:

Atlas Venture Fund V, L.P. (“Atlas V”), Atlas Venture Entrepreneurs’ Fund V, L.P. (“AVE V” and together with Atlas V, the “Atlas V Funds”), Atlas Venture Fund VI, L.P. (“Atlas VI”), Atlas Venture Entrepreneurs’ Fund VI, L.P. (“AVE VI”), Atlas Venture Fund VI GmbH & Co. KG (“Atlas VI GmbH”), Atlas Venture Associates V, L.P. (“AVA V LP”), Atlas Venture Associates V, Inc. (“AVA V Inc.”), Atlas Venture Associates VI, L.P. (“AVA VI LP”), Atlas Venture Associates VI, Inc. (“AVA VI Inc.”), Axel Bichara (“Bichara”), Jean-Francois Formela (“Formela”) and Christopher Spray (“Spray”).  Atlas V, AVE V, Atlas VI, AVE VI and Atlas VI GmbH are referred to individually herein as a “Purchasing Fund” and collectively as the “Purchasing Funds”.  The persons and entities named in this Item 2(a) are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons”.

AVA V Inc. is the sole general partner of AVA V LP. AVA V LP is the sole general partner of the Atlas V Funds. Messrs. Bichara, Formela and Spray are directors of AVA V Inc.

AVA VI Inc. is the sole general partner of AVA VI LP.  AVA VI LP is the sole general partner of Atlas VI and AVE VI and the managing limited partner of Atlas VI GmbH.  Messrs. Bichara, Formela and Spray are directors of AVA VI Inc.

(b) and (c) Residence or business address and principal business/occupation:
The principal business of each of the Reporting Persons is venture capital investing and the principal business office of each of the Reporting Persons is:
890 Winter Street, Suite 320 Waltham, MA 02451

CUSIP No. 42326R109

(d) and (e) During the past five years, none of the Reporting Persons nor any of the persons listed in Item 2(a) above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship:

Atlas V, AVE V, Atlas VI, AVE VI, AVA V LP and AVA VI LP is each a limited partnership formed under the laws of the State of Delaware.  AVA V Inc. and AVA VI Inc. is each a corporation formed under the laws of the State of Delaware.  Atlas VI GmbH is a limited partnership formed under the laws of Germany.  Mr. Bichara is a citizen of Germany.  Mr. Formela is a citizen of France.  Mr. Spray is a citizen of the United Kingdom.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons acquired the shares of the Company’s Common Stock in connection with a private placement by the Company (the “Offering”) which closed on December 23, 2008 (the “Issuance Date”).  In the Offering, the Company sold a total of 42,753,869 units (the “Units”), each Unit consisting of (i) one share of common stock (collectively, the “Shares”) and (ii) one warrant (collectively, the “Warrants”) to purchase 0.6 shares of common stock at an exercise price of $0.45 per share, for a purchase price of $0.435 per unit (representing the closing bid price plus an additional amount for the warrants) (the “Offering”). Units were not issued or certificated. The Shares and Warrants were immediately separable and issued separately. The Warrants have a five year term and were exercisable on the Issuance date.

The Purchasing Funds purchased an aggregate 8,620,690 units, consisting of 8,620,690 Shares and Warrants to purchase 5,172,417 Shares (the “Warrant Shares”), for an aggregate purchase price of $3,750,000.16, as follows:

Purchasing Fund	Shares	Warrant Shares
Atlas VI:	4,931,317	2,958,791
Atlas VI GmbH:	90,295	54,177
AVE VI:	150,802	90,482
Atlas V:	3,402,904	2,041,743
AVE V:	45,372	27,224

Total:	8,620,690	5,172,417

The Purchasing Funds used capital contributions from their respective investors to purchase the units.

CUSIP No. 42326R109

Item 4.	Purpose of Transaction
As described in Item 3, the Reporting Persons acquired beneficial ownership of the shares of Common Stock as part of the Offering.

Item 5.	Interest in Securities of the Issuer

The following is a description of the Shares beneficially owned by each of the Reporting Persons. All references to the Company’s issued and outstanding Common Stock shall be deemed to mean 21,055,096, the number of shares of Common Stock reported by the Company to be issued and outstanding as of November 30, 2008.

Amount Beneficially Owned:

Atlas V is the record holder of 4,582,286 Shares and 2,041,743 Warrant Shares (the “Atlas V Shares”).  AVE V is the record holder of 61,096 Shares and 27,224 Warrant Shares (the “AVE V Shares”).  Atlas VI is the record holder of 6,640,421Shares and 2,958,791 Warrant Shares (the “Atlas VI Shares”).  AVE VI is the record holder of 203,066 Shares and 90,482 Warrant Shares (the “AVE VI Shares”).  Atlas VI GmbH is the record holder of 121,587 Shares and 54,177 Warrant Shares (the “Atlas VI GmbH Shares”).  By virtue of their relationship as affiliated limited partnerships, each of the Purchasing Funds may be deemed to share the power to direct the disposition of and vote the Atlas V Shares, the AVE V Shares, the Atlas VI Shares, the AVE VI Shares and the Atlas VI GmbH Shares for an aggregate of 11,608,456 Shares and 5,172,417 Warrant Shares (the “Record Shares”).  As general partner or managing limited partner, as the case may be, of certain of the Purchasing Funds, and by virtue of the Purchasing Funds relationship as affiliated limited partnerships, AVA V LP and AVA VI LP may also be deemed to beneficially own the Record Shares.  As the general partner of AVA V LP and AVA VI LP respectively, AVA V Inc. and AVA VI Inc. may also be deemed to beneficially own the Record Shares.  In their capacities as directors of AVA V Inc. and AVA VI Inc. each of Messrs. Bichara, Formela and Spray may be deemed to beneficially own the Record Shares.

Each Filing Person disclaims beneficial ownership of the Record Shares except for such shares, if any, such Filing Person holds of record.

CUSIP No. 42326R109

(c) Except as described in this Statement and except for transactions with respect to the Reorganization of the Company, none of the Reporting Persons has effected any transaction in the securities of the Company in the past 60 days.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities to which this Statement relates.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Security Purchase Agreement

As disclosed in Item 3, above, the Purchasing Funds entered into a security purchase agreement with the Company, dated December 19, 2008, pursuant to which such Reporting Persons purchased an aggregate of 8,620,690 units for an aggregate purchase price of $3,750,00.16 in the Offering.

Warrant Agreement

In connection with the purchase of the Units, each Purchasing Fund received a Warrant to purchase 0.6 Shares for each Unit purchased.

Under NASDAQ Marketplace Rule 4350(i)(1)(B), stockholder approval is required for issuances of securities that will result in a change of control of the issuer.  In order to comply with Rule 4350(i)(1)(B), until the Offering has been approved by the Company’s stockholders, the Warrants prohibit holders, including the Reporting Persons, from exercising such Warrant for any number of shares which would cause that holder to hold more than 19.9% of the Company’s common stock following the exercise. Helicos expects to seek approval of the offering at its next annual meeting of stockholders.

Registration Rights Agreement

In connection with the Offering, each of the purchasers, including the Purchasing Funds, entered into a registration rights agreement (the “Registration Rights Agreement”) with the Company.  The Registration Rights Agreement provides that the Company will file a “resale” registration statement (the “Initial Registration Statement”) covering all of the Shares and the shares issuable upon exercise of the Warrants (the “Warrant Shares”), up to the maximum number of shares able to be registered pursuant to applicable Securities and Exchange Commission (“SEC”) regulations, within 30 days of the closing of the Offering.  If any Shares or Warrant Shares are unable to be included on the Initial Registration Statement, the Company has agreed to file subsequent registration statements until all the Shares and Warrant Shares have been registered.  Under the terms of the Registration Rights Agreement, the Company is obligated to maintain the effectiveness of the “resale” registration statement until all securities therein are sold or are otherwise can be sold pursuant to Rule 144, without any restrictions.  A cash penalty at the rate of 2% per month will be triggered for any filing or effectiveness failures or if, at any time after six months following the closing of the Offering, the

CUSIP No. 42326R109

Company ceases to be current in its periodic reports with the SEC. The aggregate penalty accrued with respect to each investor may not exceed 12% of the original purchase price paid by that investor.

Investor Rights Agreement

The Reporting Persons also have certain registration rights under the Amended and Restated Investors’ Investor Rights Agreement (the “Investor Rights Agreement”) dated as of March 1, 2006, by and among the Company and each of the Investors identified therein, including the Purchasing Funds.  Demand registration rights, which was entered into by the Purchasing Funds in connection with private placements of the Company’s preferred stock, prior to the Company’s initial public offering.   The Investor Rights Agreement provides that, at any time, subject to certain exceptions, the holders of 13,273,416 of the then outstanding registrable shares of common stock, have the right to demand that the Company file a registration statement covering the offering and sale of their shares of its common stock that are subject to the Investor Rights Agreement. The Company is not obligated to file a registration statement on more than three occasions upon the request of the holders of two-thirds of registrable securities; however, this offering will not count toward that limitation.

If the Company is eligible to file a registration statement on Form S-3, parties to the Investor Rights Agreement holding registrable securities anticipated to have an aggregate sale price (net of underwriting discounts and commissions, if any) in excess of $1,000,000 shall have the right, on one or more occasions, to request registration of such securities on Form S-3.

The Company may delay the filing of a registration statement under specified conditions, such as for a period of time following the effective date of a prior registration statement, if its board of directors deems it advisable to delay such filing or if the Company is in possession of material nonpublic information that would be in the Company’s best interests not to disclose. Such postponements cannot exceed 90 days during any twelve month period.

All parties to the Investor Rights Agreement have piggyback registration rights. Under these provisions, if the Company registers any securities for public sale, including pursuant to any stockholder-initiated demand registration, the holders of up to 13,478,325 shares of registrable common stock will have the right to include their shares in the registration statement, subject to customary exceptions. The underwriters of any underwritten offering will have the right to limit the number of such shares that may be registered, and piggyback registration rights are also subject to the priority rights of stockholders having demand registration rights in any demand registration.  The Company will pay all registration expenses, other than underwriting discounts and commissions, related to any demand or piggyback registration.

The Investor Rights Agreement contains customary cross-indemnification provisions, under which the Company is obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to us, and they are obligated to indemnify us for material misstatements or omissions attributable to them.

The registration rights granted under the Investor Rights Agreement have no expiration date.

Except as described in this Item 6, none of the Reporting Persons have any other existing agreement with respect to the Common Stock or other securities of the Company.

CUSIP No. 42326R109

Item 7.	Material to be Filed as Exhibits

Exhibit 1:	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2:	Securities Purchase Agreement, between Helicos and each of the Purchasers identified therein, dated December 19, 2008

Exhibit 3:	Form of Warrant

Exhibit 4:	Registration Rights Agreement, between Helicos and each of the Holders identified there, dated December 19, 2008

Exhibit 5:	Amended and Restated Investors’ Investor Rights Agreement dated as of March 1, 2006, by and among the Company and each of the Investors identified therein

Exhibit 99.6:	Power of Attorney

CUSIP No. 42326R109

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

EXECUTED as a sealed instrument this 2nd day of January, 2009.

*
Axel Bichara

*
Jean-Francois Formela

*
Christopher Spray

Atlas Venture Fund V, L.P.
Atlas Venture Entrepreneurs’ Fund V, L.P.
By: Atlas Venture Associates V, L.P.
their general partner
By: Atlas Venture Associates V, Inc.
its general partner

By:	/s/ Kristen Laguerre
Name:	Kristen Laguerre
Title:	Vice President

Atlas Venture Associates V, L.P.
By: Atlas Venture Associates V, Inc.
its general partner

By:	/s/ Kristen Laguerre
Name:	Kristen Laguerre
Title:	Vice President

Atlas Venture Associates V, Inc.
By:	/s/ Kristen Laguerre
Name:	Kristen Laguerre

CUSIP No. 42326R109

Title:	Vice President

Atlas Venture Fund VI, L.P.
Atlas Venture Entrepreneurs’ Fund VI, L.P.
By: Atlas Venture Associates VI, L.P.
their general partner
By: Atlas Venture Associates VI, Inc.
its general partner

By:	/s/ Kristen Laguerre
Name:	Kristen Laguerre
Title:	Vice President

Atlas Venture Fund VI GmbH & Co. KG
By: Atlas Venture Associates VI, L.P.
Its managing limited partner
By: Atlas Venture Associates VI, Inc.
Its general partner

By:	/s/ Kristen Laguerre
Name:	Kristen Laguerre
Title:	Vice President

Atlas Venture Associates VI, L.P.
By: Atlas Venture Associates VI, Inc.
its general partner

By:	/s/ Kristen Laguerre
Name:	Kristen Laguerre
Title:	Vice President

Atlas Venture Associates VI, Inc.

By:	/s/ Kristen Laguerre
Name:	Kristen Laguerre
Title:	Vice President

CUSIP No. 42326R109

*By:	/s/ Jeanne Larkin Henry
By Jeanne Larkin Henry as
Attorney-in-Fact